UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 14, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                      Form 40-F  o

This Form 6-K consists of the media release of UBS Group AG and UBS AG which appears immediately following this page.

UBS announces changes to Group Executive Board

Zurich 14 Dec 2017, 07:15 Price Sensitive Information Investor Releases Media Releases Americas Media Releases Global Media Releases Switzerland Media Releases APAC Media Releases EMEA

Martin Blessing appointed President Wealth Management
Axel P. Lehmann appointed President Personal & Corporate Banking and President UBS Switzerland
Sabine Keller-Busse appointed Group Chief Operating Officer. Group Chief Operating Office expanded to include Group Human Resources function
Jürg Zeltner to step down from Group Executive Board at year-end
Changes effective 1 January 2018

Zurich, 14 December 2017 – The UBS Group AG Board of Directors has approved the following changes to the Group Executive Board (GEB), the firm's most senior management body.

Martin Blessing, currently President Personal & Corporate Banking and President UBS Switzerland, will become President Wealth Management. Blessing has successfully run the business of UBS in Switzerland since September 2016, achieving strong financial results and record new client growth in a negative rates environment. He has also taken the digital strategy of the business to the next level. Prior to UBS, Blessing spent 15 years on the Board of Managing Directors of Commerzbank, half of which were as its Chairman.

He succeeds Jürg Zeltner, who will step down from the GEB at the end of this year and retire from the firm in 2018. Zeltner has been responsible for the Wealth Management business of UBS outside of North America and a member of the GEB for the past nine years. During that time, UBS regained its position as the leading international wealth manager and increased profitability through challenging market conditions. He repositioned the business by increasing its leadership in Asia Pacific and with Ultra High Net Worth clients and drove innovation by expanding investment capabilities and rolling out a single technology platform covering the majority of client assets. Zeltner is a veteran of UBS, having served the firm for over 30 years. He joined Swiss Bank Corporation as an apprentice in 1984.

Axel P. Lehmann, currently Group Chief Operating Officer, will succeed Martin Blessing as President Personal & Corporate Banking and President UBS Switzerland. Lehmann has made significant progress in streamlining the operations of UBS since his appointment two years ago. Prior to becoming Group Chief Operating Officer, Lehmann was a member of the Board of Directors of UBS for more than six years and spent nearly 20 years at Zurich Insurance Group, 14 of which were on its Group Executive Committee in various roles including responsibility for the insurer's European and North American business.

Sabine Keller-Busse will take on the role of Group Chief Operating Officer from Lehmann and the Group Chief Operating Office will be expanded to include the Group Human Resources (HR) function. Keller-Busse has transformed HR at UBS since assuming responsibility for it in August 2014, achieving substantial efficiency gains while improving service delivery and revitalizing talent development. She was Chief Operating Officer of UBS Switzerland for four years prior to her current role, joined the firm in 2010 and has been a member of the GEB since 2016.

"I congratulate Sabine, Axel and Martin on their new roles. They've delivered excellent results and I'm convinced that their broad leadership skills will allow us to continue to deliver on our targets and capture future opportunities," said Group Chief Executive Officer Sergio P. Ermotti. "I'd also like to thank Jürg for his outstanding contributions to UBS during more than 30 years of service. His impact on the positive development of our international wealth management business and the firm over the past years deserves particular recognition and I wish him all the best."

UBS Group AG and UBS AG

Investor contact

Switzerland:           +41-44-234 41 00

Media contact

Switzerland:           +41-44-234 85 00

UK:                          +44-207-567 47 14

Americas:               +1-212-882 58 57

APAC:                     +852-297-1 82 00

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Federica Pisacane Rohde___

Name:  Federica Pisacane Rohde

      Title:    Executive Director

Date:  December 14, 2017